EXHIBIT 99.1


                                 SCHEDULE 5

                      BLOCKLISTING SIX MONTHLY RETURN




1. Name of company

Cambridge Antibody Technology

2. Name of scheme

Company Share Option Plan

3. Period of return: From 1 April 2002 to 30 September 2002


4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme

440,578 ordinary 10 pence shares


5. Number of shares issued/allotted under scheme during period

25,875 ordinary 10 pence shares

6. Balance under scheme not yet issued/allotted at end of period

414,703 ordinary 10 pence shares

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

22,136,251 ordinary shares of 10 pence admitted 25 March 1997


Please confirm total number of shares in issue at the end of the period in order for us to update our records

36,214,349 ordinary 10 pence shares


Contact for queries: Assistant Company Secretary

Address: Cambridge Antibody Technology, The Science Park, Melbourn, Cambridgeshire SG8 6JJ

Name: Justin Hoskins

Telephone: 01763 263233